FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November 24, 2003

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

November 17, 2003	NEWS RELEASE 03-22	MAE - TSE MNG - Amex

Miramar Announces Option to Earn 60% in George & Goose Lake Projects, Nunavut
— Strategic Acquisition of Significant Gold Resource Complements Large Hope Bay Project —
— Significant Potential to increase Resources through Exploration —

VANCOUVER — Miramar Mining Corporation today announced that it has entered into a letter agreement with Kinross Gold Corporation whereby Miramar has the option to earn a 60% interest in the large George and Goose Lake projects in Nunavut for expenditures of C$25 million.

The George and Goose Lake projects encompass approximately 390 sq. km of mineral rights located 520km northeast of Yellowknife, and approximately 165km southwest of Miramar’s 100% owned Hope Bay project. Since the discovery of gold at George Lake in the early 1980‘s, more than 165,000m of drilling has defined a resource of approximately 2 million ounces of gold. Gold mineralization is contained in banded iron formations (“BIF”) that are analogous to Kinross’ recently closed Lupin Mine, which produced approximately 3,275,000 ounces of gold at an average grade of 9.5 g/t of gold since opening in 1981.

“This agreement on the George and Goose Lake properties clearly fits with our Northern Strategy, and takes full advantage of our core competencies of managing large exploration projects in greenstone gold belts in the Canadian North, an area where we have built up considerable exploration and operating experience over the past ten years,” said Tony Walsh, Miramar’s President and CEO. “This agreement gives us the opportunity to add up to 1.2 million ounces of gold to Miramar’s resource base, a 28% increase over current resources, based entirely on expenditures in the ground. Further, we believe that there is excellent potential to substantially increase this gold resource during the option earn-in period.”

The George and Goose Lake Projects

George and Goose Lake collectively comprise a total 45 Crown leases and one mineral claim making up six distinct properties covering 38,975 hectares. These properties are George Lake, Goose Lake, Boot Lake, Boulder Pond, Needle Lake and Bathurst Inlet. The properties are located in the southwest portion of Nunavut Territory, approximately 520 km northeast of Yellowknife (on the flight path from Yellowknife to Hope Bay), 225 km east of the Lupin mine and 80 km south of Bathurst Inlet. Staging for exploration work on the project has been from Yellowknife and Lupin, with access to the property being by air. However, the project is accessible from Bathurst Inlet, where a barge/ship and ice road staging system could be developed similar to that used at Hope Bay.

History

Following the discovery of the Lupin gold deposit, exploration in the Slave geologic province resulted in the discovery of gold at George Lake in 1985 and at Goose Lake in 1987. Initially exploration focused on the George Lake area, resulting in the discovery of a number of BIF hosted gold deposits. Exploration shifted to Goose Lake in 1993, resulting in the discovery of a number of gold occurrences, including the

Goose Lake South deposit. Exploration through the end of 2003 totals 938 drill holes totalling 167,337m of drilling, 221 of which (46,469m) were at Goose Lake and 717 (120,868m) were at George Lake.

Geology

The George and Goose Lake Properties lie within the Archean Slave Structural Province, as does Miramar’s 100% owned Hope Bay project. The numerous gold deposits at George and Goose Lake are BIF type deposits analogous to the Lupin Mine. Gold mineralization is closely associated with sulphide bearing zones and quartz veining within iron formation and sediments.

The entire Goose Lake property lies along a regional, doubly plunging synclinal fold. The Goose Lake South Anticline lies on the edge of this syncline and plunges 45 degrees to the northwest. Mineralization is closely associated with the Goose Lake South anticlinal structure, with most of the significant mineralization occurring at or close to the fold nose and in the limbs of the BIF sequence. At Goose Lake South, there are a number of gold bearing BIF units stacked on top of each other, which appear to be thickened and enriched in the vicinity of the fold nose. Mineralization is open in a number of directions, but particularly down plunge on the fold nose.

The George Lake area deposits appear to be representative of a simpler style of mineralization than at Goose Lake. The BIF occurs in three belts, which may represent one sequence of BIF that has been separated and repeated by folding and faulting. All three of the belts contain gold occurrences, but the most important deposits occur in the George Lake Belt which hosts the Locale 1 and Locale 2 deposits (which are mostly tabular, near vertical deposits), GH and perhaps the Lone Cow Pond deposits. Most of the gold deposits comprise two parallel gold bearing BIF units in close proximity to each other. The Fold Nose Belt hosts the Slave Deposit and the other Slave occurrences.

Resources

The Goose Lake resources for 2002 were estimated by Watts Griffis and McOuat Limited (WGM). WGM states that the estimate complies with National Instrument 43-101. At the George Lake project, AMEC (formerly MRDI) completed a resource estimate in 1998 which was reviewed for National Instrument 43-101 compliance in 2001. A detailed audit of the MRDI 1998 resource estimate for Locale 2 and a cursory review of the Locale 1 resource was undertaken by WGM in 2002.

Goose Lake / George Lake - Mineral Resource at a 5 g/t Au Cut-off

	Indicated			Additional Inferred

Deposit	Tonnes	Grade* (g/t)	Ounces	Tonnes	Grade* (g/t)	Ounces

George Lake	2,620,000	9.9	836,000	1,289,000	10.1	419,000

Goose Lake	1,750,000	9.6	540,000	595,000	9.5	182,000

Total	4,370,000	9.8	1,376,000	1,884,000	9.9	601,000

*High Grade Assays cut to 34.29 g/t. Goose Lake resources Estimated by WGM 2002 - George Lake resources Estimated by AMEC (formerly MRDI) July, 1998.

Additional details on the resource assumptions are detailed under Quality Assurance below.

Exploration Potential

There is potential to significantly increase the resources at both Goose and George Lake, and to discover new deposits within the extensive property package.

Goose Lake: The most obvious potential for increasing the resources in the Goose Lake deposit lies in tracing the down plunge extension of the fold nose and zones of mineralization associated with both the east and west limbs of the fold. For example, drilling in the fall of 2002 tested the iron formation at depth and intercepted 18.9m of 7.3 g/t gold (including 8.6m of 12.4 g/t) and 13.3m grading 23.6 g/t gold.

George Lake: At the George Lake deposit, there is potential to increase the resource at depth below the existing resource at Locale 2, to extend the other resource areas and to look for new deposits.

Additional Targets: Numerous other mineral occurrences exist on the property, where some 35 known gold occurrences are contained within the estimated 210 km of folded iron formation identified on the Goose Lake/George Lake claim properties.

Option Agreement

The essential terms of the option agreement with Kinross Gold Corporation allow Miramar to earn a 60% interest in the properties and related rights and facilities for:

•	C$10 million in expenditures within 12 months of execution of a definitive agreement or December 31, 2004, whichever is later;

•	A cumulative C$25 million in expenditures within 24 months of execution of a definitive agreement, or December 31, 2005 (whichever is later), after which expenditures are shared pro rata;

•	Provided Miramar has spent a cumulative C$15 million within 24 months of execution of a definitive agreement, Miramar can extend the earn in period to three years by increasing the 60% earn in requirement to C$28 million;

•	Miramar will be the operator during the earn in phase and will be eligible to charge an industry standard management fee;

•	On delivery of a positive feasibility study, Kinross will have a one time opportunity to increase its interest to 50% by repaying Miramar twice its pro rata share of expenditures for the 10% being purchased (e.g. twice C$25m/60% times 10% = C$8.33 million), upon which Kinross will become the operator and be eligible to charge the joint venture an industry standard management fee.

•	If Kinross becomes the operator, it will be responsible for obtaining, on a reasonable best efforts basis, at least 65% third party project financing, and will provide 100% of the appropriate completion guarantees and cost overrun facilities in order to obtain that financing. The joint venturers would be responsible for their proportionate share of the equity requirements related to the development. Miramar will pledge its interest in the project as required.

This agreement is subject to the following terms and conditions:

•	Satisfactory results from completion of due diligence by Miramar;

•	Board approval;

•	Any required regulatory approval;

•	Execution of formal agreements containing industry standard representations and warranties.

Additional Information

Maps and diagrams detailing some of the matters described herein are attached to this news release. If you are missing these illustrations, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below.

Financial Outlook

As announced August 27, 2003, Miramar will cease underground mining operations at the Con Mine in Yellowknife at the end of November 2003. “We expect to hoist the last underground ore this week,” said Mr. Walsh, “This brings to an end sixty five years of mining activity at the Con Mine.” In the future, the only ore mined will be from the nearby Giant mine, which will continue to be treated at the Con processing facility. As a result of the termination of underground mining operations at the Con, Miramar reported in the August 27 news release that it anticipated recording provisions for severance, pension and other closure costs in the third and fourth quarters of 2003 that could total C$4 million to C$7 million. The third quarter financial results are expected to be announced on November 21, following audit committee and board approvals. In the interim, Miramar advises that it expects to report losses of approximately C$6 million for the third quarter 2003, approximately C$3.5 million of which are related to provisions for severance resulting from the termination of underground mining operations at the Con Mine. Additional provisions are anticipated for the fourth quarter, as previously announced. Nevertheless, Miramar anticipates that its cash and cash equivalents will remain over C$50 million at the end of the third quarter 2003.

Quality Assurance

AMEC’s estimate of resources was completed using a 5 g/t gold cut-off grade in July 1998 and was based on 3-dimensional block models utilizing commercial mine planning software (MineSight®). The block sizes were generally 2m thick by 10m along strike and 10m down dip, except the Slave block model, which was 5m along strike. All assays were capped at 34.3 g/t gold. The resource categories were classified by a proximity to composite protocol. Blocks containing an estimate with two or more samples from different drill holes within 30 metres or one sample within 15 metres were classified as Indicated Resource. Inferred Resource material was set in blocks having one composite within 60 metres. As part of the AMEC review in 2001 the mineral resource calculation method and appropriateness of mineral resource classification categories used were examined to ensure compliance to the conditions set out in National Instrument 43-101. Stephen Juras of AMEC was the Qualified Person responsible for the resource estimates in compliance with National Instrument 43-101

The WGM updated resource estimate for Goose Lake was completed based on geological interpretations imported into the software package Surpac Version 4.1J, which (“Surpac”) was used to complete geostatistics, generate wireframes, create solids, generate the block model, interpolate grade, assign resource classification categories and estimate resources. Sample composites were capped at 34.28 g/t gold. Grade was interpolated using inverse distance cubed (“ID3”), inverse distance squared (“ID2”), and nearest neighbour to approximate a polygonal method. A minimum of 3 and maximum of 15 composites were used to interpolate grade. Resources were estimated at 5 g/t cut off assuming blocks 1m thick and 10m by 10m along strike and down dip. The mineral resource estimates and mineral resource classifications were completed in compliance with National Instrument 43-101. George Wahl of WGM was the Qualified Person responsible for the resource estimates in compliance with National Instrument 43-101

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.

Forward Looking Statements

Statements relating to the transaction relating to the George and Goose lake properties and work expected to be done on those properties, and the closure of the Con Mine, anticipated amounts of severance, pension and other closing costs to be incurred in connection with the Con Mine and the amount of losses Miramar expects to report for the third quarter, planned and completed exploration work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential”, “possible” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the need for the future cooperation of Kinross in the George and Goose Lake transaction; the need to negotiate formal definitive documents in connection with the transaction, the results of due diligence and the need for board and third party approval; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the exploration work program; fluctuations in the price of gold; the possibility that reported results for the third quarter will not be as presently anticipated due to availability of new information, changes in estimates or changes in accounting analysis; the possibility that actual severance, pension and other closing costs may differ materially from Miramar’s current estimates and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions or other factors should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572      Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com

Location of George and Goose Lake Properties

Regional Geology for George and Goose Lake Properties

Geology and Drill Hole Location for Goose Lake

3D Projection of Goose Lake South showing stacked gold bearing BIF zones

Simplified Geology and George Lake Property locating major mineral occurrences.

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

November 18, 2003	NEWS RELEASE 03-23	MAE - TSE MNG - Amex

Miramar Plans Financing for Approximately $13.27 Million
- To Provide Funding for Exploration at the Hope Bay and George & Goose Lake and Projects -

VANCOUVER — Miramar Mining Corporation today announced that it has entered into an engagement letter with two Canadian investment dealers with respect to a private placement of approximately 2,800,000 flow-through common shares at a price of $3.65 per share to raise proceeds of approximately $10,220,000 plus 1,000,000 Units at $3.05 per Unit to raise an additional $3,050,000 for combined gross proceeds of $13,270,000 (the “Offering”).

“This offering will allow us to meet our earn in obligations under the recently announced option agreement for the George and Goose Lake projects,” said Anthony Walsh, Miramar’s President & CEO. “With major exploration programs planned for both Hope Bay and George and Goose Lake, it is prudent to access additional capital at this time.”

The Canadian investment dealers (the Underwriters) have agreed to purchase, 2,800,000 flow-through common shares at a price of C$3.65 per common share to raise $10,220,000. In addition, the Underwriters have agreed to purchase 1,000,000 Units at $3.05 per Unit to raise an additional $3,050,000, bringing combined gross proceeds to $13,270,000. Each Unit will consist of one Common Share and one-half of one Common Share Purchase Warrant. Each whole Common Share Purchase Warrant will entitle the holder to purchase one Common Share at a price of $3.65 per Common Share for a period of 18 months following the Closing Date. The Underwriters have the option, at their sole discretion, to increase the size of the Offering by up to an additional 1,000,000 flow-through common shares and 500,000 Units on the same terms and conditions for additional gross proceeds of up to approximately $5,175,000, such right to be exercisable up to the 5:00 PM Vancouver time on November 19, 2003.

The proceeds of the Offering will be released on the closing date of the Offering which is expected to be on or around December 9, 2003 and would be used to incur Canadian Exploration Expenditures on the George and Goose Lake projects, or the Hope Bay project in Nunavut. The common shares sold in the offering will be subject to statutory and Toronto Stock Exchange hold periods.

In consideration for its services, the Underwriter will receive a 5% cash commission and a broker warrant exercisable for common shares equal to 5% of the number of flow-through common shares sold. The broker warrant will be exercisable at a price of $3.05 per common share for a period of 18 months following the closing date.

The Offering is subject to, among other things, receipt by Miramar of all necessary regulatory approvals, including the approval of The Toronto Stock Exchange and the American Stock Exchange.

The securities being offered have not and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

All amounts are in Canadian Dollars.

Additional Information

All information previously released on the George & Goose Lake projects, and Hope Bay Project is available Miramar’s website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to the proposed offering and the use of proceeds for the Hope Bay project and Goose and Goose Lake projects and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include the Company’s proposed private placement of flow through shares and units, use of proceeds from the offering, the expectation that the funds will allow the Company to meet its earn-in obligations under the option agreement for the George and Goose Lake projects, the expected closing date of the Offering and the planned exploration programs for Hope Bay and George and Goose Lake. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: possible delays in closing the offering; the Company not completing a formal option agreement to acquire the George and Goose Lake projects, fluctuations in gold prices; changes in planned work resulting from weather, logistical, technical or other factors that may delay Canadian Exploration Expenditures on the George and Goose Lake projects; the possibility that the required approval may not be obtained for the Offering; the possibility that the Underwriters will not exercise their option to increase the size of the Offering; and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572      Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com